

April 23, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs International
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs International's Form SBSE-A/A, please see below for the summary of changes made on April 23, 2024:

- Removed Sir Bradley Fried as Principal/Director under Schedule A
- Updated Vikramjit Singh Chima's title to Controllers-Managing Director under Schedule A

Sincerely,

Goldman Sachs International